UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

FORM 6-K

Report of Foreign Private Issuer Pursuant to

Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number 001-35391

BROOKFIELD CANADA OFFICE PROPERTIES

(Exact name of registrant as specified in its charter)

181 Bay Street, Suite 330, Brookfield Place
Toronto, Ontario, Canada M5J 2T3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐     Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Brookfield Canada Office Properties is filing this Amendment No. 1 to its Current Report on Form 6-K furnished on February 25, 2016 solely to add the location of issuance of the Reports of Independent Registered Public Accounting Firm contained in the Annual Report for the fiscal year ended December 31, 2015 (the “Annual Report”) furnished on such Form 6-K. Except as expressly set forth above, there were no other changes made to the Annual Report.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2016	Brookfield CANADA Office Properties
	By:	/s/ Michelle L. Campbell
	Name:	Michelle L. Campbell
	Title:	Assistant Secretary

EXHIBIT LIST

Exhibit	Description
99.1	Brookfield Canada Office Properties Annual Report for the fiscal year ended December 31, 2015
99.2	Consent of Deloitte LLP